June 9, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Verigy Ltd.
Filed on Form S-1
Registration No. 333-132291

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 5, 2006 and the date hereof, 8,524 copies of the Preliminary Prospectus dated June 5, 2006 were distributed as follows: 5,262 to 4 prospective underwriters; 2,917 to 2,911 institutional investors; 335 to 2 prospective dealers; 0 to individuals; 9 to 3 rating agencies and 1 to 1 others.

We will comply, and each of the participating underwriters have agreed that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 PM Eastern Daylight Time on June 12, 2006 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

As Representatives of the

Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)